Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES SIGNS DEFINITIVE AGREEMENT TO ACQUIRE B.C. MOORE & SONS, INC.

-- Acquisition of 78 Store Chain Accelerates Company's Expansion In the Southeastern United States. --

HOUSTON, TX, February 20, 2006 - Stage Stores, Inc. (Nasdaq: STGS) ("Stage" or the "Company") today announced that it has entered into a definitive agreement to acquire privately owned B.C. Moore & Sons, Inc. ("B.C. Moore") for approximately $37.0 million in cash. The transaction, which has been approved by the Boards of Directors of Stage and B.C. Moore, is expected to close within the next thirty days and is subject to customary closing conditions.

In purchasing B.C. Moore, the Company will acquire 78 retail locations, located in small markets throughout Alabama, Georgia, North Carolina and South Carolina. The Company's integration plan calls for 69 of the acquired locations to be converted into Peebles stores, and the remaining 9 locations will be closed. Existing merchandise inventories will be liquidated at all stores, and the continuing 69 stores will be remodeled, re-merchandised, and reopened as Peebles stores. The grand openings of the newly converted Peebles stores will occur in phases beginning in July through October. In order to allow it to remain focused on its core business and operations, the Company expects to engage a third party to manage the acquired stores through the completion of the inventory liquidation sales process. The Company noted that it is not acquiring B.C Moore's corporate office, two distribution centers, or any other real estate. However, these facilities will be available for the Company to use during the transition period.

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After the acquisition, the Company's aggregate store count in Alabama, Georgia, North Carolina and South Carolina will increase from 30 stores to 99 stores, as follows:

State	Number of Stores		
	Existing	Acquired	Combined
Alabama	10	9	19
Georgia	2	26	28
North Carolina	15	9	24
South Carolina	3	25	28
4 State Total	30	69	99

Jim Scarborough, Chairman and Chief Executive Officer of Stage, commented, "We are extremely enthusiastic about this transaction due to its significant strategic benefits. It expands and strengthens our position in the Southeast, and it provides us with good real estate locations in many of our targeted markets in these states. It also eliminates a potential competitor, and it is consistent with our corporate strategy of increasing the concentration of our store base into smaller and more profitable markets."

Mr. Scarborough continued, "The acquired locations represent an exceptional geographic fit with our existing store base, with only a two store overlap. Additionally, the locations meet our size and market demographics criteria, since the typical B.C. Moore store is located in a market area of less than 50,000 people, is strip shopping center based, and has an average of approximately 14,300 selling square feet. We expect to realize operating synergies as these stores are converted to Peebles stores, incorporated into our existing distribution system and managed from our South Hill, Virginia administrative offices."

Mr. Scarborough concluded, "The acquisition of B.C. Moore represents a logical next step for us following our successful integration of Peebles. It significantly enhances the strategic and geographic development of our business, improves our competitive position, and presents us with a compelling opportunity for increased sales and earnings. Our small market expertise, coupled with the investments that we have made in our systems, distribution centers and infrastructure, gives us confidence in our ability to successfully convert, integrate, and grow these 69 additional stores."

--more--

The Company stated that it expects the converted stores to contribute sales of approximately $95.0 to $100.0 million in fiscal 2007, which will be their first full fiscal year of operation. The Company also stated that, due to the magnitude of the conversion activities that will be taking place following the closing of the transaction, it has scaled back its original organic store opening plans for fiscal 2006 of between 40 and 50 new stores, and now anticipates opening between 30 and 35 new stores during the fiscal year. When these organic store openings are combined with the acquired and converted B.C Moore stores, the Company will be opening a total of approximately 100 new stores during the fiscal year.

Lehman Brothers Inc. acted as exclusive financial advisor to Stage on this transaction.

Conference Call Information

The Company will host a conference call at 8:30 a.m. Eastern Time on Tuesday, February 21, 2006 to further discuss the items contained in this news release. Interested parties can participate in the Company's conference call by dialing 703-639-1122. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, March 3, 2006.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 550 stores located in 31 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the anticipated benefits, as well as the plan of integration and conversion, of the acquired B.C. Moore locations, comments regarding the anticipated impact on sales from the acquisition in the 2007 fiscal year and comments regarding the number of stores to be opened in the 2006 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 28, 2005, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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